

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2018

Daniel Dodson
Chief Executive Officer
CoConnect, Inc.
3651 Lindell Road, Suite D565
Las Vegas, Nevada 89103

  Re: CoConnect, Inc.
    Form 8-K filed on February 20, 2018
    File No. 000-26533

Dear Mr. Dodson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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